Exhibit 99.1

N E W S R E L E A S E

Siyata Mobile’s to Support Rigorous “Baker to Vegas” Relay with SD7 Handsets for Critical Communications

Medical teams and event personnel to be equipped with SD7 devices for world’s largest law enforcement race

Vancouver, BC – April 4, 2025 — Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced its SD7 Handsets will be deployed to help enable mission-critical communications during the 2025 Baker To Vegas Challenge Cup Relay.

Baker to Vegas is the world’s largest and most prestigious law enforcement relay race, drawing more than 10,000 participants, staff and spectators each year. The foot race runs from the desert town of Baker, California, known for its proximity to Death Valley, to Las Vegas, Nevada. The 2025 event, which is scheduled to be held April 5 and 6, will mark its 40th annual running.

Marc Seelenfreund, CEO of Siyata, said, “We are delighted to support the Los Angeles Police Revolver and Athletic Club (LAPRAAC), the sponsor of this great event, to ensure the medical teams and race organizers maintain critical communications across the rigorous 120-mile race route. Our SD7 devices are optimized for performance in rough, rugged terrains making them ideal for this race’s expected conditions. They are widely used and supported by first responders because of their ease-of-use and performance. Supporting public safety professionals is critically important to our mission, and supporting this event provides us with an opportunity to give back.”

Cory Davis, Vice President of Verizon Frontline, added, “The Baker to Vegas Challenge Cup Relay is an event Verizon Frontline has supported for many years, demonstrating our continued commitment to the law enforcement and first responder community. We appreciate the collaboration of Siyata, part of our robust partner ecosystem, during this event as we work together to deliver mission-critical communications over the #1 network choice in public safety.”

For more information about the Baker to Vegas event, visit https://bakervegas.net/.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”, and its warrants under the symbol “SYTAW”.

Visit www.siyata.net to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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